Exhibit 99.1

[For Immediate Release]

Mint Signed MoU with Robotics Leader Rice Robotics

to Pioneer Physical AI Solutions Across Asia

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(Hong Kong, 9 February 2026) — Mint Incorporation Limited (“Mint” or the “Group”, NASDAQ: MIMI), a Hong Kong-based company with a new strategic focus on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced that its wholly-owned subsidiary, Aspiration X Limited (“Aspiration X”), has signed a non-binding Memorandum of Understanding (“MOU”) to explore the formation of a strategic joint venture with a renowned delivery robotics company, Rice Robotics Holdings Limited (“Rice Robotics”). Under the MOU, both parties intend to establish a joint venture with an initial investment of approximately HK$10,000,000 to be funded by Mint, subject to the negotiation and execution of definitive agreements. The proposed collaboration centers on a shared goal of developing localized robotic technologies and expanding related research and development (“R&D”) capabilities in Hong Kong.

At its core, the proposed joint venture aims to accelerate the development and deployment of intelligent robotic solutions. Mint brings its established footprint in Southeast Asia—including smart office solutions in Singapore and security robot deployments in Thailand and Malaysia—while Rice Robotics contributes its expertise in delivery robots and a robust presence in Japan, serving prestigious clients. The parties intend to leverage their respective strengths in terms of R&D, marketing, and branding to achieve expansive market coverage.

Commenting on the strategic initiative, Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint stated: “This partnership provides a compelling response to the question, ‘Why not Hong Kong?’ While the city is renowned for fintech and finance, we believe it has the talent and vision to be a leader in physical AI and robotics innovation. Many local firms act mainly as sales channels, but together with Rice Robotics, we are building core proprietary technology here. We were impressed by Rice Robotics’ proven delivery robotics platform and its network of high-profile clients in Japan. This partnership significantly diversifies and strengthens our robotics portfolio, allowing us to move beyond B2B into the promising B2C space—developing robots for companionship, education, and daily life, powered by our robust AI.”

Mr. Victor Lee, Founder of Rice Robotics, added: “Mint’s rapid expansion in AI and robotics across Southeast Asia makes it an ideal partner. Its dedicated commercial teams and AI platform will dramatically accelerate our joint R&D and market expansion. We share a bold vision to build the most anticipated robotics company in Hong Kong and drive meaningful diversification in the region’s tech ecosystem. This joint venture will serve as a strategic accelerator for both companies.”

The collaboration is strategically timed to capitalize on the transformative shift towards “Physical AI”—systems capable of reasoning, planning, and acting autonomously in the real world. By combining Rice Robotics’ proven robotics hardware and market expertise with Mint’s advanced AI platform, the joint venture will occupy a unique position at the forefront of this revolution. Both partners are committed to developing smarter, more intuitive robotic solutions that address real-world challenges, enhance everyday life, and set the stage for the next generation of autonomous technology.

The MOU is non-binding and subject to the execution of definitive agreements and satisfaction of customary conditions.

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Mint Signed MoU with Robotics Leader Rice Robotics to Pioneer Physical AI Solutions Across Asia

9 February 2026

About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI), a Hong Kong-based company listed on NASDAQ, specializes in artificial intelligence (AI), robotics, and interior design. Through its subsidiary Aspiration X, the company delivers intelligent robotics and facility management solutions to enterprises, real estate, shopping centers, government agencies, and more. Mint also operates Matter International Limited, providing professional interior design and renovation services. With a focus on innovation and practical applications, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

Rice Robotics Holdings Limited

Rice Robotics Holdings Limited is a renowned leader in autonomous delivery robot solutions, with a strong market presence across Asia. The company specializes in the design, development, and deployment of intelligent robotic systems for logistics and service industries. Its core technology platforms serve high-profile clients in Japan, demonstrating proven reliability in complex operational environments. With a focus on innovation and real-world application, Rice Robotics is committed to transforming last-mile delivery and service automation, enhancing operational efficiency and redefining customer experiences.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Media Enquiries

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